UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

Farmer Bros. Co.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

307675108

(CUSIP Number)

Richard F. Farmer

P. O. Box 50725

Eugene, Oregon 97405

541-484-2123

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Richard Francis Farmer, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,357,184 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,357,184 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,357,184 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of shares beneficially owned by Dr. Farmer through various trusts of which Dr. Farmer is the trustee.
(2)	This percentage is calculated based on 16,843,270 shares of the Common Stock outstanding as of November 6, 2017, as reported in the Company’s quarterly report on Form 10-Q filed on November 7, 2017.

SCHEDULE 13D/A

Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment”), which amends and restates the statement on Schedule 13D, filed on October 21, 2016, relates to the common stock, $1.00 par value (the “Common Stock”) of Farmer Bros. Co., a Delaware corporation (the “Company”) having its principal executive offices at 1912 Farmer Brothers Drive, Northlake, Texas 76262. The purpose of this Amendment is to report the reporting person’s beneficial ownership of Common Stock resulting from changes made effective starting on November 21, 2017 to trusts holding Common Stock of which Dr. Farmer previously served as a co-trustee.

Item 2. Identity and Background.

(a) This Amendment is filed by Richard Francis Farmer, Ph.D (“Dr. Farmer”) who is sole trustee of the following trusts (collectively the “Trusts”) that hold Common Stock:

(i)	1995 Richard F. Farmer Revocable Trust, a California Trust (the “1995 Trust”),

(ii)	1964 Richard Francis Farmer Trust, a California trust (the “1964 Trust”),

(iii)	1969 Richard Francis Farmer Trust, a California trust (the “1969 Trust”),

(iv)	1972 Richard Francis Farmer Trust, a California trust (the “1972 Trust”), and

(v)	1987 Roy F. Farmer Trust IV, a California trust (the “1987 Trust”).

(b) Dr. Farmer’s business address is P. O. Box 50725, Eugene, Oregon, 97405.

(c) The principal businesses of the Trusts are serving family investment planning purposes. The principal occupation of Dr. Farmer is as a psychologist and research scientist.

(d) Dr. Farmer has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Dr. Farmer has not, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Farmer is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Dr. Farmer is the beneficial owner of 1,357,184 shares of Common Stock through the Trusts. The shares beneficially owned by Dr. Farmer and held by each of the Trusts were transferred to each respective Family Trust in accordance with trust and other agreements, trust instruments to successor trustees and beneficiaries under various Trusts. Accordingly, none of the shares were purchased by the Trusts or Dr. Farmer.

Item 4. Purpose of Transaction.

The shares beneficially owned by Dr. Farmer are held for investment purposes. Dr. Farmer, as trustee of the Trusts, has sole voting and dispositive power over the 1,357,184 shares of Common Stock owned by the Trusts.

Dr. Farmer does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D except as set forth herein. Dr. Farmer reserves the right to increase or decrease his position in the Company through, among other things, the purchase or sale of securities of the Company on the open market or in private transactions or otherwise, on such terms and at such times as Dr. Farmer may deem advisable. Dr. Farmer reserves the right to change his intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

Dr. Farmer is the beneficial owner and holds sole voting and dispositive power through the Trusts of 1,357,184 shares of Common Stock, representing 8.1% of the 16,843,270 shares of Common Stock outstanding as of November 6, 2017, as reported in the Company’s quarterly report on Form 10-Q filed on November 7, 2017.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Dr. Farmer is the sole trustee for each of the Trusts, each of which is for his benefit or the benefit of various family members. The trust instruments for each of the Trusts govern the authority of the trustee over the voting and disposition of any shares held by such trusts.

Item 7. Material to be Filed as Exhibits.

N/A

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2018

By:	/s/ Richard Francis Farmer
Richard Francis Farmer